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Attn:
Erin Donahue Jennifer Angelini Division of Corporation Finance Office of Manufacturing

Re:	Primo Brands Corp Registration Statement on Form S-1 Filed January 24, 2025 File No. 333-284501

To the addressee set forth above:

On behalf of our client, Primo Brands Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 31, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 initially filed with the Commission by the Company on January 24, 2025. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed January 24, 2025

Industry and Market Data, page iii

1.

We note your response to prior comment 1. However, disclosure in this section continues to state that, “there can be no assurance as to the accuracy or completeness thereof.” As this statement may imply an inappropriate disclaimer of responsibility with respect to the referenced information, please either revise to remove such implication or specifically state that you are liable for all information in the registration statement.

February 7, 2025

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page iii to remove the statement.

Risk Factors, page 6

2.	We note your disclosure on page 112 that you are materially dependent on certain spring sources. Please provide appropriate risk factor disclosure about this dependence.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 11, 15, 113 and 114. After further consideration, the Company does not consider access to any individual spring source to be material to the Company’s operations. The Company has more than 90 spring water sources located across the U.S. and Canada that could be drawn upon should the Company lose access to any individual spring source. As drawing upon a backup source would result in additional incremental costs, such as incremental costs related to shipping the water to the appropriate operating facilities, the Company has revised the disclosure on page 11 to describe this risk. However, the Company does not believe such incremental costs would be material.

3.

We note your response to prior comment 7. Please revise the risk factor caption on page 35 that states, “[W]e may not be able to generate sufficient cash flows from operations,” for consistency with disclosure on page 76 that, “[W]e do not expect to generate sufficient cash from operations to repay at maturity the entirety of the then-outstanding balances of our indebtedness.” In addition, please reconcile the apparent inconsistency between disclosure on page 32 that you do not expect to generate sufficient cash flows or have borrowings available to fund your other liquidity needs, and disclosure on page 76 that you have sufficient liquidity for the next 12 months and foreseeable future.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 33, 34 and 35 for consistency.

4.

We note your response to prior comment 8. Please further revise to discuss whether you are seeking a credit rating and, if so, the status of this process. If you will not receive a credit rating, revise references to the company in the risk factor relating to credit ratings on page 34.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 34 to clarify that the Company was issued credit ratings in connection with the public announcement of the Transaction.

Business, page 112

5.

We note your response to prior comment 14. Please further revise your disclosure to discuss the material terms of your water leases and joint relationships, clearly indicating how these relate to the water sources identified as material on page 112. With respect to development plans to enhance your digital platforms and e-commerce methods, additionally discuss the status and expected timetable.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 15, 57 and 117. As discussed in the response to comment 2, the Company does not view any individual spring source as material to its operations.

February 7, 2025

Intellectual Property, page 118

6.	We note your disclosure on page 112 that you “own registrations for various trademarks in Europe and Israel.” Please revise to include a discussion of those trademarks in this section.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 113.

Legal Proceedings

Patane Litigation, page 120

7.

We note your revisions in response to prior comment 16. Please further disclose the remedies sought in this litigation, including quantification of monetary damages. Revise risk factor disclosure as appropriate to discuss the potential consequences and material related risks if you do not prevail in this litigation.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 27, 121 and 122.

Incorporation of Certain Information by Reference, page 186

8.

Since you have not yet filed an annual report for your most recently completed fiscal year, you are not eligible to incorporate information by reference into your registration statement. Refer to General Instruction VII.C of Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your annual report on Form 10-K for the fiscal year ended December 31, 2024, and update this section accordingly.

Response: The Company respectfully notes the Staff’s comment and has made appropriate revisions to its disclosure throughout the Registration Statement. The Company has filed as Exhibit 99.1 to the registration statement the disclosure included in its Current Report on Form 8-K filed with the Commission on January 24, 2025.

Exhibits

9.

Disclosure on page 149 indicates that you entered into offer letter agreements in December 2024 with five named executive officers. Please file each such agreement as an exhibit to your registration statement. In this regard, we note that Exhibits 10.19-10.23 appear to be offer letters or agreements from prior dates, and none relate to Hih Song Kim.

Response: The Company respectfully notes the Staff’s comment and has filed the offer letters entered into in December 2024 as Exhibits 10.19, 10.20, 10.21, 10.22, 10.24 and 10.25 to the registration statement, including the offer letter for Hih Song Kim.

10.

Please revise your exhibit index to accurately reflect any redactions. We note that Exhibits 10.22 and 10.24 appear to redact certain information pursuant to Item 601(b)(10)(iv), but this is not indicated by a footnote to the exhibit index.

February 7, 2025

Response: The Company respectfully notes the Staff’s comment and has revised the exhibit index on page II-6.

General

11.

We note that your Form 8-K filed on January 28, 2024, discusses exchange offers for outstanding notes and solicitation of noteholder consent to amend restrictive covenants and other provisions. Please include disclosure regarding these offers and potential amendments, including revisions to related risk factors as appropriate. Without limitation, your disclosure should indicate whether amendments will trigger the Beneficial Ownership Sunset Time and result in your being a “controlled company.”

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 23, 56 and 57.

* * * *

February 7, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague Charles Cassidy at (202) 637-2176.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:

Robbert Rietbroek, Chief Executive Officer and Director, Primo Brands Corporation

Marni Morgan Poe, General Counsel and Corporate Secretary, Primo Brands Corporation

R. Charles Cassidy III, Latham & Watkins LLP